UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated July 24, 2023

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 July 2023 entitled ‘Vodafone Group Plc: Q1 FY24 trading update’.

Vodafone Group Plc Q1 FY24 trading update

24 July 2023

Broad-based growth improvement

Margherita Della Valle, Group Chief Executive, commented:

“As we progress our plans to transform Vodafone, we have achieved a better service revenue performance across almost all of our markets. We have delivered particularly strong trading in our Business segment and returned to service revenue growth in Europe.

Looking ahead, we have taken the first steps of our action plan focused on customers, simplicity and growth, but we have much more still to do.”

	Q1 FY24	Q1 FY23	Reported	Organic
Q1 performance summary	€m	€m	growth %	growth % [1]
Service revenue	9,110	9,514	(4.2)	3.7	*
- of which Germany	2,819	2,857	(1.3)	(1.3	)*
Other revenue	1,630	1,764
Total revenue	10,740	11,278	(4.8)	3.7	*

* represents organic growth. See page 2. ǀ 1. Non-GAAP measure. See page 6.

•	Group service revenue growth of 3.7%* (Q4: 1.9%*), or 1.8%* (Q4: 0.5%*) excluding Turkey

•	Broad-based service revenue improvement across almost all European markets

•	Germany service revenue improved to -1.3%* (Q4: -2.8%*), supported by broadband price increases

•	Vodafone Business: service revenue growth accelerated to 4.5%* (Q4: 2.9%*) driven by a strong performance in digital services

•	Africa: Vodacom service revenue growth 9.0%* (Q4: 7.0%*), improved trend in South Africa, strong growth in Egypt

•	FY24 guidance[1] re-iterated: Adjusted EBITDAaL c.€13.3 billion and Adjusted free cash flow of c.€3.3 billion

Note:

1.	The FY24 guidance foreign exchange rates were: €1 : GBP 0.88, €1 : ZAR 19.30, €1 : TRY 21.10, €1 : EGP 33.38.

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

A webcast Q&A session will be held at 09:00 BST on 24 July 2023. The webcast and supporting information can be accessed at investors.vodafone.com

Performance review Broad-based growth improvement

Organic growth

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 6 for more information.

Change to segmental reporting

From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Geographic performance summary

					Other		Other	Vantage	Common	Elimi-
	Germany	Italy	UK	Spain	Europe	Vodacom[1]	Markets[1]	Towers[2]	Functions	nations	Group
Q1 FY24
Service revenue	2,819	1,035	1,401	871	1,161	1,426	333	–	131	(67)	9,110
Other revenue	328	103	283	94	171	331	123	–	224	(27)	1,630
Total revenue (€m)	3,147	1,138	1,684	965	1,332	1,757	456	–	355	(94)	10,740
Organic service revenue growth % [3]	(1.3)%	(1.6)%	5.7%	(3.0)%	4.1%	9.0%	74.1%	–			3.7%

Q1 FY23[4]
Service revenue	2,857	1,052	1,360	898	1,254	1,664	364	–	128	(63)	9,514
Other revenue	414	114	308	90	162	377	87	325	207	(320)	1,764
Total revenue (€m)	3,271	1,166	1,668	988	1,416	2,041	451	325	335	(383)	11,278

	FY23[4]							FY24
Organic service revenue growth %[3]	Q1	Q2	H1	Q3	Q4	H2	Total	Q1
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)	(1.3)
Italy	(2.3)	(3.4)	(2.8)	(3.3)	(2.7)	(3.0)	(2.9)	(1.6)
UK	6.5	6.9	6.7	5.3	3.8	4.6	5.6	5.7
Spain	(3.0)	(6.0)	(4.5)	(8.7)	(3.7)	(6.2)	(5.4)	(3.0)
Other Europe	2.5	2.9	2.7	2.1	3.6	2.8	2.8	4.1
Vodacom[1]	6.9	8.3	7.6	8.0	7.0	7.5	7.5	9.0
Other Markets[1]	32.3	39.7	36.0	48.8	54.9	51.7	43.5	74.1
Group	2.5	2.5	2.5	1.8	1.9	1.8	2.2	3.7

Downloadable performance information is available at: investors.vodafone.com/results

Notes:

1.	Total revenue, service revenue, other revenue and organic service revenue growth metrics for FY23 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics.

2.	In March 2023, the Group sold its controlling interest in Vantage Towers A.G. to a joint venture entity co-controlled with KKR and GIP.

3.	Organic service revenue growth is a non-GAAP measure. See page 6 for more information.

4.	The comparative period includes the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.

Germany Commercial actions supporting a gradual recovery in top-line trends

Service revenue declined by 1.3%* (Q4: -2.8%*) primarily reflecting the cumulative impact of customer losses over the past 18 months, partially offset by higher broadband ARPU. The improvement in quarterly trends includes the initial benefit of broadband price increases, which started to take effect from May 2023.

Fixed service revenue declined by 0.9%* (Q4: -2.1%*) driven by a lower broadband and TV customer base, partially offset by higher broadband ARPU. During Q1, we began the phased implementation of a broadband price increase across our customer base. This supported service revenues but impacted our commercial performance, as expected, with net cable customer disconnections of 70,000 and 51,000 DSL losses. The performance of our gigabit fixed network has continued to improve, with strong results in three independent network tests from Connect, CHIP and Computer BILD.

Our TV customer base declined by 120,000, and our consumer converged customer base remained broadly stable at 2.3 million. Preparations for the change to German TV laws in July 2024 continue to progress.

Mobile service revenue declined by 1.9%* (Q4: -3.7%*) driven by a lower mobile customer base and ARPU, as well as mobile termination rate cuts. The improvement in quarterly trends primarily reflected a tough prior year comparison in Q4 FY23. We added 24,000 contract customers in the quarter, supported by an improved Vodafone branded performance. We also added a further 2.2 million IoT connections. As part of our ongoing commercial repositioning, in June we refreshed our ‘FamilyCard’ plans to be fully flexible relative to the main tariff.

Italy, UK, Spain and Other Europe Broad-based improvement

Italy

Service revenue declined by 1.6%* (Q4: -2.7%*) as a result of continued price pressure in the Consumer mobile value segment, partially offset by strong growth in Business fixed and new digital services. The improvement in quarterly trends was driven by an acceleration in Business growth and stabilisation of our mobile prepaid customer base.

In mobile, our Consumer prepaid active customer base was stable quarter-on-quarter. Our second brand ‘ho.’ has continued to grow, with 63,000 net additions, and now has 3.1 million customers.

Our fixed line customer base decreased by 19,000, however this was partially offset by 11,000 fixed-wireless additions which are reported within mobile. Business demand for new digital services is accelerating, and connectivity was further supported by the Business voucher programme, an initiative related to the EU Recovery and Resilience Facility that subsidises high-speed broadband. Our next generation network (‘NGN’) broadband services are now available to 23.8 million households, including 9.1 million through our own network and our partnership with Open Fiber. In addition, our 5G fixed-wireless services now cover 3.6 million households, complementing our 4G fixed-wireless access products which reach an additional 1.7 million households.

UK

Service revenue increased by 5.7%* (Q4: 3.8%*) with strong growth in Consumer, supported by annual price increases and a higher customer base, as well as continued good growth in Business, partly offset by lower wholesale revenue. Contractual price increases took effect from April 2023, driving an improvement in quarterly trends.

In mobile, our contract customer base declined by 66,000 in Q1 due to the disconnection of zero-value SIMs provided to businesses during the COVID pandemic. Excluding these, our mobile contract customer base was broadly stable, despite implementing annual contractual price increases. Consumer contract churn remained broadly stable year-on-year.

In fixed, we added 42,000 broadband customers in Q1, and we now have 1.3 million customers. Through our partnerships with CityFibre and Openreach we can now reach over 12 million households with full fibre broadband, more than any other provider in the UK.

In June 2023, we announced that we had entered into a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close before the end of calendar 2024, Vodafone will own 51% of the combined business and CK Hutchison 49%. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe’s most advanced standalone 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk

Spain

Service revenue declined by 3.0%* (Q4: -3.7%*) due to a lower customer base and continued price competition in the Consumer value segment, partially offset by price increases. The sequential improvement in trends reflects a full quarter benefit from price increases implemented in Q4 FY23.

In Q1, our mobile contract customer base declined by 87,000 and our broadband base by 65,000. This was in part due to a higher level of customer churn following our CPI-linked price increase. At the beginning of Q1, we also closed 15% of our retail stores and chose not to renew several sales dealership channels in order to increase our distribution efficiency. Our customer net addition trends have improved again since the start of June.

Other Europe

Service revenue grew by 4.1%* (Q4: 3.6%*) with good growth in all markets apart from Greece. This was supported by price actions in 5 out of 6 markets.

In Portugal, both Consumer and Business segments continued to perform well with a further acceleration in service revenue trends, supported by CPI-linked contractual price increases implemented in March. In Greece, service revenue trends slowed following the delayed implementation of planned price increases, and strong public sector growth in Business during Q4 FY23. However, our mobile contract customer base continued to grow, with 44,000 additions in the quarter. In Ireland, our performance in both Consumer and Business improved, supported by price increases in April.

Vodacom Reacceleration in South Africa, strong growth in Egypt

Note: Organic growth rates now include Egypt in all periods

Vodacom’s service revenue grew by 9.0%* (Q4: 7.0%*), supported by growth in South Africa, Egypt, and Vodacom’s International markets. The acceleration in quarterly trends was largely driven by South Africa, reflecting an improved performance in Vodacom Business following a tough prior year comparative in Q4 FY23.

In South Africa, service revenue growth was supported by strong growth in mobile Consumer contract, which benefitted from price increases, and a resilient prepaid ARPU despite ongoing macro-economic pressures. We added 46,000 contract customers in the quarter, and now have a total base of 6.7 million. In prepaid ARPU increased by 6.9% supported by strong data demand, and we added 74,000 prepaid customers to reach a total base of 41.7 million. Financial services revenue grew by 15.5%* supported by strong insurance growth. Our super-app, VodaPay, continues to gain good traction with more than 3.7 million registered users.

In Egypt, service revenue continued to grow strongly reflecting good customer base growth, increased data usage and good momentum on Vodafone Cash. We now have 46.2 million customers, an increase of 5.5% year-on-year, and ARPU growth was 19%.

Service revenue growth in Vodacom’s International markets was supported by a higher customer base, strong M-Pesa and data revenue growth. M-Pesa revenue grew by 14.7% driven by customer growth, new service adoption and the reduction of mobile money levies in Tanzania. Our mobile customer base now stands at 51.7 million having added 1.5 million customers in the quarter.

Turkey

Service revenue growth in Turkey was driven by ongoing repricing actions to reflect high inflation, continued customer base growth, and higher mobile data revenue. We maintained our good commercial momentum, adding 384,000 mobile contract customers during the quarter, including migrations from prepaid customers.

Hyperinflationary accounting in Turkey

Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies’. During the quarter, service revenue in Turkey increased by 74.1%* (Q4: 58.3%*) due to ongoing repricing actions to reflect inflation. Organic growth metrics exclude the impact of the hyperinflation adjustment in Turkey in the quarter. Group service revenue growth excluding Turkey was 1.8%* (Q4: 0.5%*).

Additional resources

Topic	Link
Social Contract	investors.vodafone.com/social-contract
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing

Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com
Vodacom	vodacom.com

ESG Reporting Suite
Board conversations	investors.vodafone.com/videos
ESG Addendum	investors.vodafone.com/esgaddendum
ESG A-Z	investors.vodafone.com/esga-z
TCFD	investors.vodafone.com/tcfd
SASB	investors.vodafone.com/sasb

Non-GAAP measures

In the discussion of the Group’s reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 6	Revenue	Page 7
Organic service revenue growth	Page 6	Service revenue	Page 7
Organic mobile service revenue growth	Page 6	Service revenue	Page 7
Organic fixed service revenue growth	Page 6	Service revenue	Page 7
Organic Group service revenue growth excluding Turkey	Page 6	Service revenue	Page 7
Organic Vodafone Business service revenue growth	Page 6	Service revenue	Page 7
Organic financial services revenue growth in South Africa	Page 6	Service revenue	Page 7

Definition and use of organic growth measures

All amounts marked with an ‘*’ in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue metrics, as follows:

-	Revenue

-	Service revenue;

-	Group service revenue excluding Turkey;

-	Mobile service revenue;

-	Fixed service revenue;

-	Vodafone Business service revenue; and

-	Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

-	It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

-	It is used for internal performance analysis; and

-	It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Quarter ended 30 June 2023	Q1 FY24	Q1 FY23	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,819	2,857	(1.3)	–	–	(1.3)
Mobile service revenue	1,240	1,264	(1.9)	–	–	(1.9)
Fixed service revenue	1,579	1,593	(0.9)	–	–	(0.9)
Italy	1,035	1,052	(1.6)	–	–	(1.6)
Mobile service revenue	702	745	(5.8)	–	–	(5.8)
Fixed service revenue	333	307	8.5	0.2	–	8.7
UK	1,401	1,360	3.0	–	2.7	5.7
Mobile service revenue	1,039	1,003	3.6	–	2.8	6.4
Fixed service revenue	362	357	1.4	–	2.3	3.7
Spain	871	898	(3.0)	–	–	(3.0)
Other Europe[1]	1,161	1,254	(7.4)	12.8	(1.3)	4.1
Vodacom[2]	1,426	1,664	(14.3)	–	23.3	9.0
Other Markets[1,2]	333	364	(8.5)	48.7	33.9	74.1
Common Functions	131	128
Eliminations	(67)	(63)
Total service revenue	9,110	9,514	(4.2)	3.0	4.9	3.7
Other revenue	1,630	1,764
Revenue	10,740	11,278	(4.8)	3.4	5.1	3.7

Other growth metrics
Group service revenue excluding Turkey	8,786	9,205	(4.6)	2.1	4.3	1.8
Vodafone Turkey - Service revenue	333	316	5.4	31.4	37.3	74.1
Vodafone Business - Service revenue	2,535	2,558	(0.9)	1.9	3.5	4.5
South Africa - Financial services revenue	38	40	(5.0)	–	20.5	15.5

Quarter ended 31 March 2023	Q4 FY23	Q4 FY22	Reported growth	M&A and Other	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,821	2,903	(2.8)	–	–	(2.8)
Mobile service revenue	1,235	1,282	(3.7)	–	–	(3.7)
Fixed service revenue	1,586	1,621	(2.2)	0.1	–	(2.1)
Italy	1,055	1,085	(2.8)	0.1	–	(2.7)
Mobile service revenue	715	758	(5.7)	0.3	–	(5.4)
Fixed service revenue	340	327	4.0	(0.4)	–	3.6
UK	1,319	1,341	(1.6)	–	5.4	3.8
Mobile service revenue	948	972	(2.5)	–	5.3	2.8
Fixed service revenue	371	369	0.5	–	5.8	6.3
Spain	874	908	(3.7)	–	–	(3.7)
Other Europe[1]	1,178	1,242	(5.2)	8.6	0.2	3.6
Vodacom[2]	1,466	1,650	(11.2)	–	18.2	7.0
Other Markets[1,2]	454	343	32.4	(23.4)	45.9	54.9
Common Functions	128	134
Eliminations	(53)	(60)
Total service revenue	9,242	9,546	(3.2)	0.4	4.7	1.9
Other revenue	1,896	1,861
Revenue	11,138	11,407	(2.4)	0.3	4.7	2.6

Other growth metrics
Group service revenue excluding Turkey	8,821	9,262	(4.8)	1.2	4.1	0.5
Vodafone Turkey - Service revenue	430	290	48.3	(33.5)	43.5	58.3
Vodafone Business - Service revenue	2,582	2,626	(1.7)	1.0	3.6	2.9
South Africa - Financial services revenue	40	40	–	–	14.2	14.2

Notes:

1.	Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
2.	From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Definitions

Key terms are defined below.

Term	Definition
Adjusted EBITDAaL

Adjusted EBITDAaL, which is a non-GAAP measure, is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted free cash flow (‘Adjusted FCF’)	Adjusted free cash flow, which is a non-GAAP measure, is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure.
Africa	Comprises the Vodacom Group and business in Egypt.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group’s European businesses and the UK.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Internet of Things (‘IoT’)	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Other Europe	Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other Markets	Other Markets comprises Turkey. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. The prior period comparative results include Vodafone Ghana which was disposed of in February 2023.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming	Roaming: allows customers to make calls, send and receive texts and data on our and other operators’ mobile networks, usually while travelling abroad.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group’s Consumer and Business customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
Vodafone Business	Vodafone Business supports organisations in a digital world. With Vodafone’s expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.	References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.	All growth rates reflect a comparison to the quarter ended 30 June 2022 unless otherwise stated.
3.	References to “Q1”, “Q2”, “Q3” and “Q4” are to the three months ended 30 June, 30 September, 31 December and 31 March, respectively. References to “H1” and “H2” are to the six month periods ended 30 September and 31 March, respectively. References to the “last year”, “last financial year” or “FY23” are to the financial year ended 31 March 2023. References to “FY24” are to the financial year ending 31 March 2024.
4.	Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group’s reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting.
5.	This document contains references to our and our affiliates’ websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ended 31 March 2024, results of operations and businesses, the information regarding the announced agreement to combine Vodafone UK and Three UK and certain of the Group’s plans and objectives, including the Vodafone Group’s strategy and its emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies it uses to assess its progress in relation to those.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as ‘will’, ‘may’, ‘should’, ‘expects’, ‘believes’, ‘intends’, ‘plans’, ‘estimates’, ‘continues’, ‘progress’, ‘ongoing’, ‘accelerate’ or 'targets’. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group’s ability to deploy view technologies, products and services; evolving cyber threats to the Group’s services and confidential data; the Group’s ability to embed responses to climate-related risks into business strategy and operations; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone’s UK business with Three UK; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; changes in statutory tax rates and profit mix; climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; amendments to or new ESG reporting standards, models or methodologies; changes in ESG data availability and quality which could result in revisions to reported data going forward; and climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group’s Annual Report for the year ended 31 March 2023. The Annual Report can be found on the Vodafone Group’s website (vodafone.com/ar2023). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: July 24, 2023	By:	/s/ M D B
	Name:	Maaike de Bie
	Title:	Group General Counsel and Company Secretary